Form of Committed Lending Agreement

THE BANK OF NOVA SCOTIA, ACTING THROUGH ITS HOUSTON BRANCH (“Scotia”) and TRUST FOR ADVISED PORTFOLIOS on behalf of its series MILLER OPPORTUNITY TRUST (“Customer”), hereby enter into this Committed Lending Agreement (this “Agreement”), dated as of  [                                         ]               .

Whereas Scotia and Customer have entered into the Lending Services Agreement, dated as of the date hereof (the “Lending Services Agreement”);

Whereas Scotia, Customer and U.S. Bank, N.A. (“Custodian”) have entered into the Control Agreement, dated as of [                         ] (the “Control Agreement” and together with this Agreement and the Lending Services Agreement, the “Loan Agreements”); and

Whereas this Agreement supplements and forms part of the other Loan Agreements and sets out the terms of the commitment of Scotia to provide cash loans to Customer under the Loan Agreements.

Now, therefore, in consideration of the foregoing promises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Definitions -

(a)	Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the Lending Services Agreement.

(b)	“Asset Coverage Ratio” means the ratio of (i) the aggregate value of Customer’s assets less current liabilities to (ii) Customer's total debt outstanding.

(c)	“Collateral Requirements” shall have the meaning specified in Appendix A attached hereto.

(d)	“Commitment Term” shall be the number of days specified in Appendix B attached hereto.

(e)
“Maximum Loan Amount” shall be the amount specified in Appendix B attached hereto; provided, however, that Customer may reduce the Maximum Loan Amount at any time following the date of this Agreement and pay a Termination Fee (as set forth in Appendix B ) to the extent applicable.

(f)
“Net Asset Value” means, with respect to Customer, as of the relevant date, the USD equivalent of the aggregate net asset value of Customer determined in accordance with generally accepted accounting principles in the United States of America for balance sheet purposes.

(g)
“Net Asset Value Floor” means, with respect to Customer, an amount equal to 50% of the Net Asset Value of Customer as of the last day of the month immediately prior to the date of this Agreement (such 50% amount, the “Execution Date NAV Floor”); provided, however, that following the date hereof, the Net Asset Value Floor shall be the greater of (i) the Execution Date NAV Floor or (ii) 50% of the Net Asset Value of Customer, calculated based on Customer’s Net Asset Value as of its most recent fiscal year end subsequent to the date hereof.

(h)	“Net Asset Value Per Share” means the amount determined by dividing the Net Asset Value by the number of outstanding shares issued by Customer.

(i)
“Outstanding Cash Loans” means the aggregate cash borrowings under the Loan Agreements.  For the purposes of calculating such aggregate cash borrowings, if Customer holds debit cash balances in non-USD currencies, Scotia will convert each of these balances into USD at prevailing market rates to determine Customer’s aggregate cash borrowings.

(j)	“1940 Act” means the Investment Company Act of 1940, as amended.

2.	Borrowings -

Subject to the terms hereof, and provided that: (i) a Commitment Termination Event has not occurred, (ii) an event which would constitute a Commitment Termination Event, but for the passage of time, has not occurred, or (iii) compliance with a Borrowing (as defined below) would not: (a) cause a Commitment Termination Event to occur; (b) result in the Outstanding Cash Loans exceeding the Maximum Loan Amount, or (c) create a margin or collateral delivery obligation for Customer hereunder, Scotia shall make available cash financing under the Loan Agreements (each, a “Borrowing”) in an aggregate amount (including any other outstanding Borrowings) up to the Maximum Loan Amount.

If a Borrowing request is received by Scotia: (i) on or before 12:00 p.m. (New York time) on a Business Day (the “Borrow Request Date”), then Scotia shall make such cash financing available as of 4:00 p.m. (New York time) on the next Business Day, and (ii) after 12:00 p.m. (New York time) on a Borrow Request Date, then Scotia shall make such cash financing available by 11:00 a.m. (New York time) on the second (2nd) Business Day following such Borrow Request Date.  If Scotia is unable to loan or transfer any such amounts pursuant to a restriction, as identified in this Section 2 or Section 15(a), Scotia shall notify Customer of such restriction as soon as reasonably practical, but in any event no later than 4:00 p.m. (New York time) on the first Business Day following the Business Day Scotia received the Borrowing request.

Such cash financing shall be made available in immediately available funds. Customer may borrow under this Section 2, prepay pursuant to Section 4 and reborrow under this Section 2 without penalty.

3.	Repayment -

Upon the occurrence of a Commitment Termination Event, an event described in Section 15(a) hereof, or the date specified in the Facility Modification Notice as described in Section 6, all Borrowings (including all accrued and unpaid interest thereon and all other amounts owing or payable hereunder) may be recalled by Scotia and [shall be due and payable in accordance with the provisions of Section 2 of the Lending Services Agreement.]

4.	Prepayments -

Customer may, upon at least one Business Days' written notice to Scotia stating the proposed date and aggregate principal amount of the prepayment, prepay all or any portion of the outstanding principal amount of Borrowings outstanding, together with the interest accrued up to the date of such prepayment on the principal amount prepaid; provided that Customer shall continue to be obligated to pay the Commitment Fee as set forth in Appendix B, unless the prepayment is intended as a termination of this Agreement, in which case a Termination Fee  may apply in accordance with Section 13(c) and Appendix B.

Interest -

Customer shall pay interest on the aggregate amount of any Borrowings outstanding from the date of the relevant Borrowing until such principal amount has been paid in full, at the rates specified in Appendix B attached hereto.  Such interest shall accrue at the rate specified in Appendix B attached hereto and shall be payable monthly, and if not paid when due, any unpaid interest shall be capitalized on the principal balance as additional cash borrowing by Customer.

5.	Scope of Committed Facility -

Subject to Section 7, Scotia may not take any of the following actions except on or after the day that is a number of days equal to the Commitment Term immediately following delivery of notice of such termination to Customer by Scotia (the “Facility Modification Notice”):

(a)	modify Appendix A;

(b)
recall or cause repayment of any cash loans under the Loan Agreements; provided that, if, on any day, the Outstanding Cash Loans exceed the Maximum Loan Amount (the amount of such excess, the “Loan Excess”), Scotia may recall cash loans with a principal balance not to exceed the Loan Excess and such loans shall be due and payable in accordance with the provisions of Section 2 of the Lending Services Agreement;

(c)
modify the interest rate spread on cash loans under the Loan Agreements, as set forth in Appendix B attached hereto; provided that, Scotia may modify the interest rate spread with respect to Borrowings with a principal amount up to any Loan Excess;

(d)
modify any other fees, charges or expenses set forth in Appendix B (the “Fees”), provided that Scotia may modify any Fees immediately if (i) the amount of such Fees charged to Scotia, as the case may be, have been increased by the provider of the relevant services or (ii) such modification is consistent with increases generally to customers; or

(e)	terminate this Agreement or any of the Loan Agreements.

6.	Conditions for Committed Facility -

The commitment as set forth in Sections 2 and 6 only applies so long as –

(a)	Customer satisfies the Collateral Requirements;

(b)	no Commitment Termination Event has occurred; and

(c)	no termination of this Agreement has occurred (including, without limitation, pursuant to Section 13 or Section 15).

7.	Commitment Fee and Termination Fee -

(a)	Customer shall pay when due a Commitment Fee as set forth in Appendix B.

(b)	Customer shall pay when due a Termination Fee as set forth in Appendix B, to the extent applicable in accordance with Section 13(c).

For the avoidance of doubt, the requirement to pay the fees in accordance with this Section 8 shall constitute an Obligation under the Lending Services Agreement.

8.	Substitution -

(a)	After Scotia sends a Facility Modification Notice, Customer may not substitute any collateral, provided that Scotia may permit substitutions upon request in its sole reasonable discretion.

(b)	Prior to Scotia sending a Facility Modification Notice, Customer may, subject to the Control Agreement, substitute collateral.

9.	Collateral Delivery -

If notice of a Collateral Requirement is sent to Customer: (i) on or before 12:00 p.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than 4:00 p.m. (New York time) on such Business Day, and (ii) after 12:00 p.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than 11:00 a.m. (New York time) on the immediately succeeding Business Day.  For the avoidance of doubt, the requirement to deliver Collateral in accordance with this Section 10 shall constitute an Obligation under the Lending Services Agreement.

10.	Representations and Warranties -

Customer hereby makes all the representations, warranties and covenants set forth in Sections 10 and 11 of the Lending Services Agreement, which are deemed to refer to this Agreement, and such representations, warranties and covenants shall survive each transaction and the termination of the Loan Agreements.

11.	Financial Information -

Customer shall provide Scotia with copies of:

(a)
within 30 days after the last day of each calendar month, a statement of total assets and performance and a calculation of the Net Asset Value per Share and Asset Coverage Ratio as of the relevant calendar month end in a form reasonably satisfactory to Scotia;

(b)
as soon as available and in any event within 120 days after the end of each fiscal year of Customer a statement of assets and liabilities and a calculation of the Net Asset Value per Share of Customer as at their fiscal year end, including a disclosure of total assets, as of the end of such fiscal year, and the related financial statements for such fiscal year prepared in accordance with United States generally accepted accounting principles, together with an audit report issued by an independent registered public accounting firm;

(c)	the estimated Net Asset Value statement of Customer as of any Business Day, upon request therefor by Scotia; and

(d)	any other documents relating to Customer as Scotia may reasonably request.

For the avoidance of doubt, the requirement to deliver the information in accordance with this Section 12 shall constitute an Obligation under the Lending Services Agreement. To the extent that Customer makes any of the foregoing information available online: (i) on

[                          .com]; or (ii) on the SEC’s “EDGAR” website by the times set forth above, Customer shall be deemed to have provided such information to Scotia.

In addition to the foregoing, Customer shall promptly notify Scotia of any position in the Control Account which, when aggregated with all other positions of the same Equity Security (as defined in Appendix A) beneficially owned by Customer (whether with Scotia or otherwise), result in Customer and its Reporting Affiliates (as defined in Appendix A) becoming the beneficial owner, directly or indirectly, of more than nine (9) percent of the outstanding float of such Equity Security (as defined in Appendix A).

12.	Termination -

(a)
Upon the occurrence of a Commitment Termination Event, Scotia shall have the right to terminate this Agreement, accelerate the maturity of any and all Borrowings to be immediately due and payable, modify Appendix A and modify any interest rate spread, fees, charges or expenses in each case, in accordance with the timeframes specified in the Lending Services Agreement.

(b)	Each of the following events constitutes a “Commitment Termination Event”:

i.
Customer: (i) defaults under the Lending Services Agreement; or (ii) defaults under any other agreement of a financial nature, including but not limited to any loan agreement, credit agreement, derivative agreement, margin agreement, option agreement, forward agreement, swap agreement, repurchase or reverse repurchase agreement, securities lending agreement, any agreement in respect of transactions similar to the aforementioned transactions, or any other agreements in respect of a transaction which currently is, or in the future becomes recurrently entered into in the financial markets, in each case between Customer and Scotia or any affiliate of Scotia which has resulted in (after giving effect to any applicable notice requirement or grace period) any amounts under any such agreement becoming, or becoming capable at such time of being declared due and payable before it would otherwise have been due and payable, subject in the case of either (i) or (ii) to any applicable cure period;

ii.
the occurrence of a repudiation, misrepresentation, material breach or the occurrence of a default, termination event or similar condition  (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by Customer under any contract or agreement with a third party that it is not an affiliate of Scotia which has resulted in (after giving effect to any applicable notice requirement or grace period) any amounts under any such agreement becoming declared, or becoming capable at such time of being declared due and payable before it would otherwise have been due and payable, where the aggregate principal amount of any such contract or agreement (which, for the avoidance of doubt, includes any obligations with respect to borrowed money or other assets in connection with such contract or agreement) is not less than the lesser of (a) 2% of Customer’s Net Asset Value as of last day of the month immediately preceding the date of determination and (b) USD $10 million;

iii.
(A) as of any calendar month-end, the Net Asset Value of Customer has declined by fifteen percent (15%) or more from the highest Net Asset Value in the preceding calendar month-end; or (B) as of any calendar month-end, the Net Asset Value of Customer has declined by twenty-five percent (25%) or more from the highest Net Asset Value as of the calendar month-end that is three months prior; or (C) as of any calendar month-end, the Net Asset Value of Customer, has declined by thirty-five percent (35%) or more from the highest Net Asset Value as of the calendar month-end that is 12-months prior; (for purposes of (A), (B) and (C), any decline in the Net Asset Value shall not take into account any positive or negative change caused by capital transfers, such as redemptions, withdrawals, subscriptions, contributions or investments, howsoever characterized, and all amounts set forth in redemption notices received by or on behalf of Customer (notwithstanding the date the actual redemption shall occur));

iv.	the Net Asset Value of Customer declines below the Net Asset Value Floor;

v.	Customer is no longer classified as a “open-end company” as defined in Section 5 of the 1940 Act;

vi.	Customer or Custodian terminates the Control Agreement without the prior consent of Scotia or Customer revokes the instructions to Custodian provided under Paragraph 1 of the Control Agreement;

vii.
Custodian’s long-term credit rating declines below either (i) BBB+ by S&P or (ii) Baa1 by Moody’s (a “Custodian Downgrade Event”) and Customer fails to transfer the Collateral to an alternative custodian acceptable to Scotia in its sole discretion within 30 days after the occurrence of such Custodian Downgrade Event;

viii.
Customer fails to comply in any material respect with the investment policies, strategies, guidelines and restrictions set forth in its disclosure documents, trust agreement, constituent documentations or investment management agreements in effect as of the date hereof (the foregoing policies, strategies, guidelines and restrictions being hereinafter referred to as the “Investment Policies”);

ix.	Customer materially changes the Investment Policies without the prior written consent of Scotia (consent not to be unreasonably withheld);

x.
there occurs any change in any applicable law or regulation (or the interpretation thereof) including, without limitation, tax legislation, the Bank Act (Canada), securities legislation, or the issuance of any order, judgment, ruling, administrative guideline or policy of or by any court, governmental authority, administrative or regulatory body or tribunal of competent jurisdiction, in each case that would, in the reasonable opinion of Scotia, either: (i) impede or prohibit Scotia or Customer from performing its obligations hereunder, or render any such obligation unlawful, or (ii) result in this Agreement and the Lending Services Agreement becoming, or being materially less profitable either on a percentage or absolute basis for Scotia or materially adversely affects the capital or tax treatment accorded Scotia in respect of this Agreement and the Lending Services Agreement, unless Customer agrees to compensate Scotia for any such losses or costs, in writing, in a form reasonably acceptable to Scotia within ten (10) days of Scotia’s notice to Customer of any such changes;

xi.
Customer fails to deliver any statement required to be delivered pursuant to Section 12 of this Agreement within five 5 Business Days after Customer’s receipt of written notice of such failure from Scotia;

xii.
LMM LLC ceases to be the investment adviser of Customer or ceases to have authority over the trading and investment activities of Customer (including, without limitation, the authority to exercise all rights of Customer under Customer’s Declaration of Trust and By-Laws) as such entity had upon the execution of this Agreement (if any) unless such entity is replaced by either an entity that is an affiliate of LMM LLC or an investment adviser acceptable to Scotia in its sole discretion;

xiii.	Customer’s Asset Coverage Ratio is less than 3.00:1.00 at any time and continues for three days; or

xiv.
Customer incurs any indebtedness at any time, other than (i) the indebtedness incurred under the Loan Agreements, (ii) indebtedness with respect to derivative obligations incurred in the ordinary course of business, (iii) amounts payable in the ordinary course of business to settle transactions, (v) indebtedness to the Custodian and other service providers of the Customer incurred for ordinary course fees and expenses and (vi) indebtedness to the Custodian incurred for the purpose of clearing and settling purchases and sales of securities in the ordinary course.

(c)
Customer may terminate this agreement on or after the day that is thirty (30) days immediately following delivery of notice of such termination to Scotia by Customer, If the termination date occurs prior to a date that is 181 days following the date of this Agreement, a Termination Fee (as set forth on Appendix B) shall become immediately due and payable by Customer to Scotia on or prior to such termination date.

13.	Notices -

Notices under this Agreement shall be provided pursuant to Section 17 of the Lending Services Agreement.

14.	Compliance with Applicable Law -

(a)	Notwithstanding any of the foregoing, if required by Applicable Law –

i.	the Scotia Entities may terminate any Loan Agreement and any Contract;

ii.	Scotia may recall any outstanding cash loan under the Loan Agreements;

iii.	Scotia may modify the method for calculating the Collateral Requirements; and

iv.	the Scotia Entities may take any other action as required by Applicable Law.

(b)
This Agreement will not limit the ability of Scotia to amend or modify this Agreement or any other Loan Agreement or change the product provided under this Agreement and the Loan Agreements as necessary to comply with Applicable Law.

(c)	The Scotia Entities may exercise any remedies permitted under the Contracts if Customer fails to comply with Applicable Law.

15.	Miscellaneous -

(a)	In the event of a conflict between any provision of this Agreement and the other Loan Agreements, this Agreement prevails.

(b)
This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules (other than Section 5-1401 of the General Obligations Law).

(c)
Section 20(d) of the Lending Services Agreement is hereby incorporated by reference in its entirety and shall be deemed to be a part of this Agreement to the same extent as if such provision had been set forth in full herein.

(d)	This Agreement may be executed in counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

(e)	The other Scotia Entities are express third-party beneficiaries of this Agreement.

 (The remainder of this page is blank.)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

TRUST FOR ADVISED PORTFOLIOS on behalf of its series MILLER OPPORTUNITY TRUST
By:
Name:
Title:

THE BANK OF NOVA SCOTIA, ACTING THROUGH ITS HOUSTON BRANCH
By:
Name:
Title: